                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2002


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F            Form 40-F   X
                          ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes          No   X
                             ------      ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT DESCRIPTION                                                       Page
-------------------                                                       ----


1.   AEterna Interim Report 2002 - First Quarter (Q1)                       1

Aeterna Interim Report 2002 - Q1


Dear Shareholders,

This quarter was marked by repeated support from our financial and strategic partners and by sales from our subsidiary, Atrium, that exceeded our expectations. The private placements of SGF Sante, Solidarity Fund QFL and Acqua Wellington will enable us to accelerate the realization of our acquisition projects and the further development of Neovastat. Our pharmaceutical partner, Grupo Ferrer, extended its network to cover Latin America in preparation for the market development of Neovastat.


I am also proud to entrust the Company's presidency to Gilles Gagnon, a seasoned executive with the experience and expertise needed to ensure smooth functioning of the company's business, while simultaneously continuing to maintain relations with present and future pharmaceutical partners. Furthermore, Dr. Claude Hariton, has been appointed Chief Medical Officer (CMO) and will oversee the management of our future clinical projects. While still assuming my role as both Chairman and Chief Executive Officer of AEterna, this new corporate structure will enable me to invest all my energy in our acquisition plan that will turn AEterna into a powerhouse in the development of multiple innovative cancer therapies, at the international level.


OVERVIEW

ATRIUM RESULTS

Atrium's sales increased from $2.8 million to $25.3 million, in comparison to the same quarter last year. The consolidated profits of Atrium before income tax and non-controlling interest reached $3.2 million, an increase of 89%.


PRIVATE PLACEMENTS OF $57 MILLION

Initial investment of $57 million, accompanied by warrants exercisable at $13 and $20 per share, with SGF Sante, Solidarity Fund QFL and Acqua Wellington, Ltd. From this amount, approximately $35 million will be used for the acquisition of innovative technologies or companies in cancer, $20 million for further development of Neovastat, which has reached the final stage of clinical studies in kidney and lung cancer, and $2 million for general corporate purposes. This initial $57 million investment, combined with the full exercise of warrants, could represent a total investment of approximately $180 million over the next 20 months.

STRATEGIC ALLIANCE

The strategic alliance with Grupo Ferrer Internacional of Barcelona, which already covered Southern Europe, has been extended. The Spanish pharmaceutical company has been granted the additional territories of France and Belgium, together with all of Central and South America. Our strategic partnerships with Grupo Ferrer and Medac now represent more than 30% of the worldwide market and more than $45 million in milestone payments, not to mention double-digit royalties on sales of Neovastat.

APPOINTMENTS

     o Gilles Gagnon, AEterna's Vice President and Chief Operating Officer has been appointed President of the Company and member of AEterna's Board of Directors.
     o Dr. Eric Dupont remains Chairman of the Board of Directors and Chief Executive Officer of AEterna.
     o Dr. Claude Hariton, Vice President, Clinical and Regulatory Affairs, has been named Chief Medical Officer (CMO).
     o Lee S. Rosen, MD, assistant professor of the Department of Medicine at the University of California, Los Angeles (UCLA), has joined AEterna's Scientific Advisory Board.
     o Alain Bouchard, Chairman of the Board, President and Chief Executive Officer of Alimentation Couche-Tard, has been elected member of Atrium's Board of Directors.
     o Dr. Francis Bellido, President and Chief Operating Officer of SGF Sante, was appointed to AEterna's Board of Directors

OUTLOOK

On the clinical side, we are still expecting to complete our Phase III trial in renal cell carcinoma by early 2003. This study represents the last clinical step before Neovastat may be approved for commercial production.


Our growth strategy will be dedicated to the diversification of our product portfolio and the pursuit of other alliances with pharmaceutical partners.





Dr. Eric Dupont
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following analysis explains the variations in the Company's results of operations, financial condition and cash flow. This discussion should be read in conjunction with the information contained in AEterna Laboratories Inc.'s interim consolidated financial statements and related notes for the three month period ended March 31, 2002. All figures are in Canadian dollars.

RESULTS OF OPERATIONS

REVENUES

Company revenues come from the subsidiary Atrium Biotechnologies Inc. (Atrium) whose consolidated sales reached $25.3 million, compared to $2.8 million for the corresponding quarter last year. This increase can be primarily attributed to the sales generated by Unipex Finance S.A. (Unipex), a French company acquired by Atrium in July 2001.

OPERATING EXPENSES

The cost of sales during this quarter amounted to $19.7 million compared to $0.4 million for the same quarter in 2001. These costs are in direct proportion to corresponding revenues and the percentage of these costs against revenues varied significantly, as a result of the operations in which Unipex operates.

Selling and administrative expenses amounted to $2.2 million during this quarter compared to $0.8 million in 2000. Again the acquisition of Unipex explains these variations with last year.

Research and Development (R&D) investments amounted to $7.4 million during this quarter in comparison with $7.2 million last year. This slight increase in expenses can be attributed to the costs related to the follow-up of patients enrolled in our clinical studies and also to the costs incurred in undertaking preliminary steps required for the registration of Neovastat with regulatory authorities.

R&D tax credits and grants reached $0.5 million for this quarter compared with $2 million in 2001. The decrease of the eligible expenses of current grant programs explain this situation.

Interest income was $0.5 million for the three months period ended March 31, 2002 in comparison with $1.1 million for the same period last year. Cash used in R&D investments and for the Unipex acquisition explains the decrease of interest income for this quarter.

The income tax expense for this first quarter came from Atrium and its subsidiaries. No income tax expense was recorded for the corresponding quarter last year.

The net loss for this quarter amounted to $5.7 million or $0.17 per share in 2002 compared to a net loss of $3.2 million or $0.11 per share for the same quarter in 2001. This increase is mainly due to the reduction of grants related to R&D expenses. Furthermore, following the amendment to the shareholder's agreement of Atrium in May 2001 and the acquisition of 70.2 % of Unipex shares, we have to record a non-controlling interest in Atrium which amounted to $0.9 million for this quarter.

LIQUIDITY AND CAPITAL RESOURCES

The cash position of the Company as at March 31, 2002 remains strong with $44 million in cash and short-term investments compared with $54.1 million as at December 31, 2001. Moreover, in taking into account the private placements of $57 million realized on April 9, 2002, the Company has $101 million in liquid assets. From this amount, about $55 million are earmarked for the development of Neovastat, $35 million for AEterna's acquisition program, and $11 million for Atrium's acquisition program and general corporate purposes.

During this quarter, an amount of $7.6 million was used in operating activities while $0.8 million was used in financing activities mainly to reimburse the long-term debt. Regarding the investments activities, the fluctuation in short-term investments provided $8 million whereas acquisition of long-lived assets amounted to $1.5 million.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2001 Annual Report.




Dennis Turpin, CA
Vice President and Chief Financial Officer

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


GENERAL INFORMATION
1405 Parc-Technologique Blvd.
Quebec, Quebec, Canada G1P 4P5
Tel. : (418) 652-8525
Fax : (418) 652-0881
E-mail :aeterna@aeterna.com
Web site : www.aeterna.com
           ---------------

STOCK SYMBOL
TXE : AEL
NASDAQ : AELA
Share outstanding: 32.9 millions

AETERNA LABORATORIES INC.

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

                                               AS AT                  AS AT
                                              MARCH 31,            DECEMBER 31,
                                                2002                   2001
------------------------------------------------------------------------------
                                             (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                  $  9,970,911           $ 11,993,502
Short-term investments                       34,050,709             42,070,976
Accounts receivable                          30,437,503             23,361,630
Income taxes recoverable                              -                154,684
Research and development tax
 credits recoverable                          1,710,000              1,295,000
Inventory                                     6,929,185              8,303,697
Prepaid expenses                              1,617,796              1,161,587
------------------------------------------------------------------------------
                                             84,716,104             88,341,076

PROPERTY, PLANT AND EQUIPMENT                16,443,526             15,403,984

INTANGIBLE ASSETS AND GOODWILL               24,176,481             24,252,487

FUTURE INCOME TAX ASSETS                      5,649,054              6,354,170
------------------------------------------------------------------------------
                                           $130,985,165           $134,351,717
==============================================================================

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities   $ 25,915,741           $ 23,429,717
Income taxes                                    114,648                      -
Current portion of long-term debt             2,497,052              3,447,688
------------------------------------------------------------------------------
                                             28,527,441             26,877,405

LONG-TERM DEBT                               10,263,789             10,400,969
EMPLOYEE FUTURE BENEFITS                        130,409                115,952
NON-CONTROLLING INTEREST                     19,088,436             18,338,602
------------------------------------------------------------------------------
                                             58,010,075             55,732,928
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                97,573,664             97,513,214
DEFICIT                                     (24,733,856)           (19,082,451)
CUMULATIVE TRANSLATION ADJUSTMENT               135,282                188,026
------------------------------------------------------------------------------
                                             72,975,090             78,618,789
------------------------------------------------------------------------------
                                           $130,985,165           $134,351,717
==============================================================================

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
(expressed in Canadian dollars)

                                                 QUARTERS ENDED MARCH 31,
------------------------------------------------------------------------------
UNAUDITED                                     2002                     2001
------------------------------------------------------------------------------

REVENUES                                 $ 25,348,771              $ 2,766,625
------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                              19,682,794                  443,653
Selling and administrative                  2,249,380                  833,648
Research and development costs              7,443,345                7,214,218
Research and development tax credits
 and grants                                  (497,081)              (2,042,000)
Depreciation and amortization
     Property, plant and equipment            331,730                  291,816
     Intangible assets and goodwill           101,030                   83,651
------------------------------------------------------------------------------
                                           29,311,198                6,824,986
------------------------------------------------------------------------------
OPERATING LOSS                             (3,962,427)              (4,058,361)

INTEREST INCOME                               530,596                1,075,599
INTEREST EXPENSE                             (182,756)                (262,100)
-------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                   (3,614,587)              (3,244,862)

INCOME TAX EXPENSE                         (1,164,736)                       -
NON-CONTROLLING INTEREST                     (872,082)                       -
------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                  $ (5,651,405)            $ (3,244,862)
==============================================================================

BASIC AND DILUTED NET LOSS PER SHARE     $      (0.17)            $      (0.11)
==============================================================================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                      $ 32,851,019              $30,114,062
==============================================================================


CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
(expressed in Canadian dollars)

                                                QUARTERS ENDED MARCH 31,
UNAUDITED                                     2002                     2001
------------------------------------------------------------------------------

BALANCE - BEGINNING OF PERIOD            $(19,082,451)            $(15,613,749)
Net loss for the period                    (5,651,405)              (3,244,862)
------------------------------------------------------------------------------
BALANCE - END OF PERIOD                  $(24,733,856)            $(18,858,611)
==============================================================================

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
(expressed in Canadian dollars)

                                                QUARTERS ENDED MARCH 31,
UNAUDITED                                     2002                     2001
------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                   $(5,651,405)             $(3,244,862)
Items not affecting cash and
 cash equivalents
     Depreciation and amortization            432,760                  375,467
     Interest expense                               -                  262,100
     Future income taxes                      704,469                  (67,375)
     Employee future benefits                  17,072                        -
     Non-controlling interest                 872,082                        -
Change in non-cash operating working
 capital items
     Accounts receivable                   (7,454,093)              (2,044,705)
     Income taxes recoverable                 155,302                        -
     Research and development tax
     credits recoverable                     (400,000)                (278,000)
     Inventory                              1,255,738                  (69,715)
     Prepaid expenses                        (458,377)                (560,394)
     Accounts payable and
     accrued liabilities                    2,808,247                 (360,864)
     Income taxes                             116,879                 (533,000)
------------------------------------------------------------------------------
                                           (7,601,326)              (6,521,348)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of long-term debt                  (895,950)                (122,953)
Issuance of share capital,
 net of related expenses                       60,450                  439,232
------------------------------------------------------------------------------
                                             (835,500)                 316,279
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Change in short-term investments            8,020,267                7,788,698
Purchase of property, plant and equipment  (1,395,835)                (119,972)
Additions to intangible assets and goodwill   (87,302)                (111,012)
------------------------------------------------------------------------------
                                            6,537,130                7,557,714
------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS    (1,899,696)               1,352,645

EFFECT OF EXCHANGE RATE CHANGES ON
 CASH AND CASH EQUIVALENTS                   (122,895)                       -

CASH AND CASH EQUIVALENTS - BEGINNING
 OF PERIOD                                 11,993,502                7,260,582
------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS -
 END OF PERIOD                            $ 9,970,911              $ 8,613,227
==============================================================================

ADDITIONAL INFORMATION
Interest paid                             $    53,156                        -
==============================================================================
Income taxes paid                         $   201,731                $ 600,375
==============================================================================

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
(expressed in Canadian dollars)


UNAUDITED
------------------------------------------------------------------------------

1  BASIS OF PRESENTATION

These unaudited interim financial statements as at March 31, 2002 and for the periods ended March 31, 2001 and 2002, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2  NEW ACCOUNTING STANDARDS

The Company adopted on January 1st, 2002, section 3062 issued by the CICA "Goodwill and Other Intangible Assets". This section broadens criteria for recording intangible assets separately from goodwill. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed annually for impairment, and writedowns are charged to earnings in the period in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The amortization of the goodwill for the three months ended March 31, 2001 amounted approximately to $22,000.

The Company also adopted on January 1st, 2002, section 3870 issued by the CICA "Stock-Based Compensation and Other Stock-Based Payments". The new section applies to awards granted on or after the date of adoption, and requires that stock-based payment to non-employees be accounted for using a fair value-based method. For awards to employees, the CICA recommends their accounting using a fair value-based method without rendering it mandatory. The Company not having adopted this method is nevertheless required to make pro-forma disclosures of net earning (loss), basic net earnings (loss) per share and diluted net earnings
(loss) per share as if the fair value based method of accounting had been applied. The adoption of this standard does not have a significant impact on the Company's financial statements and that is why the pro-forma information is not provided.

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
(expressed in Canadian dollars)


UNAUDITED
------------------------------------------------------------------------------

3  SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.


                                                QUARTER ENDED MARCH 31
                                               2002                  2001
------------------------------------------------------------------------------

REVENUES
Cosmetics and nutrition                  $  3 183 333             $  2 766 625
Distribution                               22 165 438                        -
Biopharmaceutical                                   -                        -
Consolidated adjustments                            -                        -
------------------------------------------------------------------------------
                                         $ 25 348 771                2 766 625
==============================================================================

NET EARNINGS (LOSS) FOR THE PERIOD
Cosmetics and nutrition                  $    792 543                1 418 056
Distribution                                  329 616                        -
Biopharmaceutical                          (6 792 961)              (4 662 918)
Consolidated adjustments                       19 398                        -
------------------------------------------------------------------------------
                                         $ (5 651 405)             $(3 244 862)
==============================================================================



4  SUBSEQUENT EVENT

On April 9, 2002, the company issued under private placements 7.6 million subordinate voting shares for a total cash consideration of $57 million. The company also issued 7.5 million warrants with the following conditions:
3.8 million exercisable at $13 per share maturing on March 31, 2003 and
3.7 million exercisable at an initial price of $20 per share maturing initially on December 31, 2003, subject to certain conditions.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AETERNA LABORATORIES INC.


Date:  May 30, 2000               By:  /s/ Claude Vadboncoeur
     --------------                   ---------------------------------------
                                       Claude Vadboncoeur
                                       Vice President, Legal Affairs and
                                       Corporate Secretary